Exhibit 99.1

Company announcement – No. 37 / 2020

Zealand Pharma major shareholder announcement: Sunstone Life Science Ventures

Copenhagen, June 23, 2020 – Zealand Pharma A/S ("Zealand") (Nadaq: ZEAL), (CVR-no. 20 04 50 78), a biotechnology company focused on the discovery, development and commercialization of innovative peptide-based medicines, today announces the receipt of notification pursuant to Section 38 of the Danish Capital Markets Act from the following major shareholder:

Following the registration of new shares in Zealand, Sunstone Life Science Ventures A/S controls less than 5% of the total voting rights in Zealand and Sunstone Life Science Ventures Fund I K/S holds less than 5% of the total share capital of Zealand.

Sunstone Life Science Ventures Fund I K/S (CVR no. 30589416) is managed by its general partner Sunstone LSV General Partner I ApS (CVR no. 30575202) who has delegated its powers to exercise the voting rights to Sunstone Life Science Ventures A/S (CVR no. 33859198). Sunstone Life Science Ventures Fund I K/S is 100% owned by Vækstfonden.

For further information, please contact:

Zealand Pharma Investor Relations

+45 50 60 38 00

investors@zealandpharma.com

Matt Dallas, Senior Vice President and Chief Financial Officer
MDallas@zealandpharma.com

About Zealand Pharma A/S

Zealand is a biotechnology company focused on the discovery, development, and commercialization of next generation peptide-based medicines that change the lives of people living with metabolic and gastrointestinal diseases. More than 10 drug candidates invented by Zealand have advanced into clinical development, of which two have reached the market. Zealand’s robust pipeline of investigational medicines includes three candidates in late stage development, and one candidate being reviewed for regulatory approval in the United States. Zealand markets V-Go®, an all-in-one basal-bolus insulin delivery option for people with diabetes. License collaborations with Boehringer Ingelheim and Alexion Pharmaceuticals create opportunity for more patients to potentially benefit from Zealand-invented peptide therapeutics.

Zealand was founded in 1998 in Copenhagen, Denmark, and has presence throughout the U.S. that includes key locations in New York, Boston, and Marlborough (MA).